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| OMB APPROVAL | |
|---|---|
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| Expires: | April 30, 2013 |
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-43912 |

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Washington, DC

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Natixis Securities North America Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

**9 West 57th Street**
(No. and street)

| **New York** | **New York** | **10019** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Desmond Kenneally** **(212) 698-3309**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte and Touche LLP**
(Name – *if individual, state last, first, middle name*)

| **Two World Financial Center** | **New York** | **NY** | **10281** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

3/29

**AFFIRMATION**

I, Desmond Kenneally, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Natixis Securities North America Inc., (the "Company") as of and for the year then ended December 31, 2010 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Desmond Kenneally
Financial Principal

Subscribed to before me on
this 28th day of February 2011.

Notary Public

GEOVANNA FRAGA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FR6175706
Qualified in New York County
Commission Expires October 15, 2011

**NATIXIS SECURITIES NORTH AMERICA INC.**
**TABLE OF CONTENTS**

**This report ** contains (check all applicable boxes):**



*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**NATIXIS SECURITIES NORTH AMERICA INC.**
**(SEC I.D. No. 8-43912)**

**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2010**
**AND**
**INDEPENDENT AUDITORS' REPORT**
**AND**
**SUPPLEMENTAL REPORT ON INTERNAL CONTROL**

**Filed pursuant to Rule 17a-5(e)(3)**
**under the Securities Exchange Act of 1934 as a**
**PUBLIC DOCUMENT.**

Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

**INDEPENDENT AUDITORS' REPORT**

To the Board of Directors of
Natixis Securities North America Inc.

We have audited the accompanying statement of financial condition of Natixis Securities North America Inc. (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Natixis Securities North America Inc. at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2011

# Natixis Securities North America Inc.
## Statement of Financial Condition
## December 31, 2010
## (In thousands of U.S. dollars, except share data)

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 283,082 |
| Securities purchased under agreements to resell | 16,908,044 |
| Securities borrowed | 8,017,649 |
| Due from foreign affiliates | 1,166 |
| Accrued interest receivable | 9,618 |
| Due from clearing corporation, net | 3,044 |
| Other assets | 5,074 |
| **Total assets** | $ 25,227,677 |
| **Liabilities and Stockholder's Equity** | |
| *Liabilities* | |
| Securities sold under agreements to repurchase | $ 16,887,526 |
| Securities loaned | 8,078,692 |
| Borrowings from an affiliate, net | 7,592 |
| Accrued interest payable | 4,738 |
| Other liabilities | 18,894 |
| *Total liabilities* | 24,997,442 |
| Liabilities subordinated to claims of general creditors | 150,000 |
| *Stockholder's equity* | |
| Common stock, $1.00 par value, 10,000 shares authorized, 850 shares issued and outstanding | 1 |
| Additional paid-in capital | 10,862 |
| Retained earnings | 69,372 |
| *Total stockholder's equity* | 80,235 |
| **Total liabilities and stockholder's equity** | $ 25,227,677 |

*The accompanying notes are an integral part of this statement of financial condition.*

## 1. Business and Organization

Natixis Securities North America Inc. (the "Company"), a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), a futures commission merchant registered with the Commodity Futures Trading Commission ("CFTC"), and a registered investment advisor under the Investment Advisors Act of 1940. The Company participates in private placement and advisory activities and engages in proprietary matched book transactions using securities sold under agreements to purchase and securities purchased under agreements to resell, which are collateralized by U.S. government and agency securities, and equity financing transactions. The Company also acts as an investment advisor to both related and unrelated parties. Since the Company's inception, it has not conducted any commodities activities. The Company is a wholly-owned subsidiary of Natixis North America LLC ("NNA"), formerly Natixis North America Inc.

In connection with a reorganization of the Natixis ("Natixis Paris") legal entity structure in the United States, effective July 1, 2010, NNA became a wholly-owned subsidiary of Natixis US Holdings Inc. ("NUSHI"), an entity incorporated in Massachusetts. NUSHI is an indirect wholly-owned subsidiary of Natixis Paris, an entity incorporated in Paris, France a majority owned subsidiary of BPCE. In connection with this reorganization, NNA converted from a Delaware corporation to a Delaware limited liability company. This conversion did not have a material effect on the business or operations of the Company. The Company along with other affiliates comprise Natixis Paris corporate and investment banking activities in the United States.

## 2. Summary of Significant Accounting Policies

**Basis of financial information**
The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The statement of financial condition is stated in U.S. dollars.

**Use of estimates**
The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates. Significant estimates generally include the fair value of securities owned and securities sold but not yet purchased, at fair value and deferred taxes.

**Cash and cash equivalents**
The Company considers all highly liquid debt instruments purchased and not held for resale, with an original or remaining maturity of three months or less at the time of purchase, to be cash equivalents. Amounts placed with affiliates, are not considered cash and cash equivalents. At December 31, 2010, all cash balances were held at U.S. financial institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits.

**Securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("reverse repurchase agreements")**
Repurchase agreements and reverse repurchase agreements collateralized by U.S. government and agency securities are recorded as financing transactions and are carried at the contract value as

specified in the respective agreements. Accrued interest on these transactions is recorded within accrued interest receivable or payable on the statement of financial condition. The Company executes its repurchase agreements and reverse repurchase agreements with members of Fixed Income Clearing Corporation ("FICC"). FICC minimizes the risks to its members by guaranteeing the settlement of each transaction. FICC interposes itself between the Company and other members and becomes the legal counterparty for settlement purposes. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the resale agreements. On a daily basis, the Company, through FICC, manages its credit risk by calculating the market value of each participant's positions and comparing it to the contract amounts. Any differences are collected from or paid to each counterparty.

**Securities owned and securities sold, but not yet purchased, at fair value**
The purchases and sales of securities owned and securities sold but not yet purchased are recorded at fair value on trade date in the statement of financial condition. Fair value is generally based on quoted market prices or dealer quotations. At December 31, 2010, the Company had no securities owned or securities sold, but not yet purchased, at fair value.

**Fair value of financial instruments**
The Company assesses the fair value of its financial instruments as described below:

*Level 1 - Financial instruments with fair values based on quoted market prices or for which the Company has independent external valuations*

The Company's valuation policy is to use quoted market prices from securities exchanges where they are available and reliable. Financial instruments valued based on quoted market prices are primarily listed cash equivalents.

*Level 2 - Financial instruments with fair value determined based on internally developed models or methodologies that employ data that are readily observable from objective sources*

The second category consists of financial instruments for which the Company does not receive quoted prices; therefore, models or other methodologies are utilized to value these financial instruments. Such models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors and current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. A degree of subjectivity is required to determine appropriate models or methodologies as well as appropriate underlying assumptions.

This subjectivity makes these valuations inherently less reliable than quoted market prices.

*Level 3 - Financial instruments with fair value based on internally developed models or methodologies utilizing significant assumptions or other data that are generally less readily observable from objective sources*

Certain complex financial instruments and other investments have significant data inputs that cannot be validated by reference to readily observable data. These instruments are typically illiquid, long dated or unique in nature and therefore require judgment by the Company.

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which the Company believes approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed and certain other receivables. Similarly, the Company's short-term liabilities such as repurchase agreements, securities loaned, and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates or market movements.

**Concentrations of credit risk**

The Company clears fixed income securities transactions through the Government Securities Division of FICC, who then becomes the legal counterparty to the transaction. The fixed income transactions are then cleared through a major U.S. bank. The activities may expose the Company to risk in the event that the securities transaction counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. The Company's policy is to monitor its credit risk through the process of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business on a periodic basis.

**Securities borrowed and securities loaned**

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or excess collateral retrieved, as applicable. Accrued interest on these transactions is recorded within accrued interest receivable or payable in the statement of financial condition.

**Short term deposits and borrowings**

Short term deposits and borrowings are carried at the principal amount deposited or borrowed plus accrued interest. These amounts are generally transacted with affiliates.

**Income taxes**

Deferred income taxes are computed for the differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized.

The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by NNA through the effective reorganization date of July 1, 2010 and thereafter included in the consolidated federal and combined state and local income tax returns filed by NUSHI. Pursuant to a tax sharing arrangement, NNA allocates to the Company, under a parent down approach, its share of the consolidated tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns. Deferred and current tax benefits are credited to each company in the consolidated filing group to the extent such

benefits can ultimately be utilized by other consolidated filing group members regardless of whether such benefits could ultimately be realized on a stand-alone basis. The need for a valuation allowance is determined at the NNA/NUSHI level rather than at the level of the individual entities that comprise the consolidated filing group. Amounts receivable or payable with NNA, and ultimately NUSHI, related to the Company's current tax provision are settled periodically through inter-company accounts.

The Company's policy is to evaluate uncertain tax positions based on the estimated likelihood that a tax position will be sustained upon examination. Unrecognized tax benefits are reassessed periodically to determine if a change is needed based on current information.

## 3. Recent Accounting Pronouncements

*Improving Disclosures about Fair Value Measurements*

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2010-06, *Fair Value Measurements and Disclosures*, which amends Accounting Standards Codification 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 financial instruments. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance will become effective for the Company beginning January 1, 2011. Adoption is not anticipated to have a material effect on the Company's statement of financial condition.

*Subsequent Events*

In February 2010, the FASB issued ASU 2010-09, *Subsequent Events*, Topic 855, which amends Accounting Standard Codification 855 to address certain implementation issues related to an entities requirement to perform and disclose subsequent event procedures. The adoption of ASU 2010-09, which was effective upon issuance of the update, did not have a material impact on the Company's statement of financial condition.

## 4. Due from Clearing Corporation, net

As of December 31, 2010, amounts due from clearing corporation, net consist of the following:

| | (In thousands of U.S. dollars) |
|---|---|
| Deposits | $ 5,000 |
| Margin account | (1,956) |
| | $ 3,044 |

## 5. Cash and Cash Equivalents

At December 31, 2010, cash and cash equivalents include approximately $275.0 million, at fair value, of commercial paper maturing between January 3 and January 5, 2011. The foregoing cash equivalent is classified as Level 1 in the fair value hierarchy described in Note 2.

## 6. Related Party Transactions

In conjunction with a formal netting arrangement between the Company and other subsidiaries of NNA, the Company settles all receivables and payables including amounts related to current taxes on a net basis. At December 31, 2010, included in borrowings from an affiliate, net, the Company recorded a receivable from Natixis Financial Products LLC ("Natixis FP") of $51.1 million and a payable to NNA of $8.0 million. The payable to NNA represents the amount due for current taxes.

The Company enters into short term deposit and borrowing transactions with Natixis FP which are recorded net in the statement of financial condition. At December 31, 2010, the Company had net overnight borrowings of $49.9 million with Natixis FP at interest rates below 1%. Such borrowings are recorded within borrowings from an affiliate, net, in the statement of financial condition.

At December 31, 2010, the Company had an outstanding subordinated loan and an unfunded revolving subordinated loan commitment from related parties as follows:

| Instrument | Legal Entity | Amount (in millions of U.S. dollars) | Interest rate / Commitment fee | Maturity |
|---|---|---|---|---|
| Subordinated Loan | NNA | $150.0 | 3 month LIBOR + 325 bps | 12/31/2014 |
| Unfunded Subordinated Loan Commitment | Natixis Commercial Paper Corp. ("Natixis CP") | $200.0 | 1% | 12/31/2014 |

Amounts funded under the subordinated loan commitment will accrue interest at 3 month LIBOR + 325 bps. The Company estimates that the fair value of its funded subordinated loans approximates their carrying value.

As of December 31, 2010, accrued interest on the subordinated loan was $1.2 million and is included in borrowings from an affiliate, net, in the accompanying statement of financial condition.

The Company and Natixis Paris entered into a guarantee agreement whereby all of the Company's payment obligations arising from its equity financing and securities lending activities are fully guaranteed by Natixis Paris.

The Company enters into securities borrowed or securities loaned transactions with affiliates in the statement of financial condition. The following table summarizes the amounts outstanding between the Company and affiliates at December 31, 2010:

| | (In thousands of U.S. dollars) | |
|---|---|---|
| **Affiliate** | **Securities borrowed** | **Securities loaned** |
| Natixis Derivatives Inc. | $ 20,370 | $ 169,879 |
| Natixis FP | 3,704,638 | 5,939,533 |
| Natixis Bleichroeder LLC ("NBLLC") | 449,921 | - |
| Natixis Paris | 206,434 | 48,040 |
| | $ 4,381,363 | $ 6,157,452 |

The Company earned investment management fees from Califano Investments Limited ("CIL"), an indirect wholly-owned subsidiary of Natixis Paris. As of December 31, 2010, there were no open receivables recorded from CIL.

The Company earns investment management fees from Natixis Paris in connection with certain investment management and advisory services. The Company recorded a receivable from Natixis Paris of $1.2 million in due from foreign affiliates at December 31, 2010 in connection with unpaid amounts owed for the foregoing services.

During the year ended December 31, 2010, the Company entered into various reverse repurchase and repurchase transactions with Natixis FP. The outstanding amount as of December 31, 2010 totaled $0.8 billion and $3.5 billion, respectively, with weighted average interest rates below 1%. These amounts are included in securities purchased under agreements to resell and securities sold under agreement to repurchase, respectively, in the statement of financial condition.

The Company is charged by NNA for a range of support services including credit support, human resources, management, accounting, operations, information systems, office space, legal and other support services. Certain support services are also provided to NNA and its subsidiaries by other affiliates who charge NNA for the services. NNA, in turn, allocates these costs to its subsidiaries.

## 7. Employee Benefit Plans and Employee Incentive Plan

Employees of the Company participate in a 401(k) plan sponsored by NNA. Participation commences at the beginning of the first quarter following the completion of three months of service. The Company contributes a discretionary contribution of up to the maximum amount permitted by the Internal Revenue Code. The matching portion vests in equal amounts over a three-year period.

Effective July 15, 2010, the Natixis North America Inc. 401(k) Profit Sharing Plan (the "Plan") merged with the Natixis/Coface US Group 401(k) Retirement (the "Successor Plan"), effective July 15, 2010. All of the assets were liquidated from the Plan to the Successor Plan and all participant account balances were subsequently mapped to the Successor Plan's investment options. The Successor Plan is sponsored by NBLLC. This merger did not have an impact on the

Plan's provisions such as participant contributions, employer match and vesting which continue in effect in the Successor Plan.

The Company's employees also participate in a noncontributory qualified defined benefit pension plan sponsored by NNA. NNA's defined benefit pension plan does not separately identify projected benefit obligations and plan assets attributable to employees of participating affiliates.

Certain employees of the Company participate in the Long Term Incentive ("LTI") plans sponsored by NNA. These plans provide for grants of units, the value of which is derived in accordance with the LTI plan documents.

Certain employees were granted an incentive award under the Natixis Employee Retention and Performance Plan ("ERP Plan") which is sponsored by Natixis Paris. The initial awards granted under the plan occurred in March 2010. Under the ERP Plan design, eligible employees are granted "Conditional Value Units" ("CVU") in which the employee vests annually over a three year period beginning on the grant date, subject to certain performance conditions. A CVU does not grant the employee any ownership rights in Natixis Paris.

The value of a CVU is determined as the arithmetic mean of the 20 closing prices of Natixis Paris listed stock prior to the annual vesting date. Vested awards are paid to the employees annually in March.

## 8. Regulatory Requirements

The Company is subject to the net capital rules of the SEC and CFTC which require the maintenance of minimum net capital. The Company computes its minimum net capital requirement using the alternative method of Uniform Net Capital under SEC Rule 15c3-1. Under this method, the Company's minimum net capital requirement is $1.0 million. At December 31, 2010, the Company had net capital, as defined of $221.0 million which was $220.0 million in excess of minimum net capital requirements.

The revolving subordinated agreement discussed in Note 6 allows the Company to increase its regulatory capital position at its discretion.

The subordinated loans, including amounts drawn under the revolving subordinated loan commitment, qualify as equity capital for regulatory purposes and may only be paid if the Company is in compliance with the various terms of the SEC's Uniform Net Capital Rule and with the pre-approval of FINRA.

The Company is in compliance with the exemptive provisions of Rule 15c3-3 for the year ended December 31, 2010.

## 9. Income Taxes

The Company has recorded a payable to NNA of $8.0 million related to current taxes which is included in borrowings from an affiliate, net, in the accompanying statement of financial condition.

At December 31, 2010, the Company has net deferred tax assets of $0.9 million resulting principally from a federal net operating losses carried forward of approximately $2.5 million

expiring in 2030 and a state net operating loss carried forward of approximately $1.6 million expiring in 2030.

The Company has not recorded a valuation allowance against the deferred tax assets as it is more likely than not that the NUSHI consolidated federal and combined state and local filing groups will have sufficient taxable income in future years to absorb the net operating loss carryforward.

The Company's federal, state and local income tax returns included as part of the NNA group through the effective reorganization date of July 1, 2010 and the NUSHI group thereafter are routinely subject to examination from various governmental taxing authorities. The Company's federal income tax returns after 2003 may still be examined by the Internal Revenue Service. Currently, the Internal Revenue Service is conducting an examination for years 2005 through 2008. The Company's New York State and New York City income tax returns for years 2005 through 2007 and 2006 through 2008, respectively are being examined. It is not possible to estimate when those examinations currently underway may be completed.

The Company does not expect unrecognized tax benefits to change significantly during the twelve months subsequent to December 31, 2010.

## 10. Collateral Arrangements

The Company has received securities in connection with reverse repurchase and securities borrowed agreements with a fair value of $24.9 billion as of December 31, 2010 which it can sell or re-pledge. These securities are not reflected on the statement of financial condition as the Company does not own them and re-pledges the securities only in connection with the repurchase and securities loaned transactions. Substantially all of the securities have been re-pledged to an affiliate and external counterparties as of December 31, 2010.

## 11. Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the execution and settlement of various equity securities and fixed income transactions with counterparties. These activities may expose the Company to off-balance sheet risk in the event the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the statement of financial condition of the Company at December 31, 2010.

## 12. Subsequent Events

The Company evaluates subsequent events through the date the statement of financial condition is issued.

In January 2011, Natixis Paris approved the merger of the Company with NBLLC, an affiliated broker dealer. This merger, which requires regulatory approval, is expected to be completed before December 31, 2011.

Additionally in January 2011, the $200.0 million unfunded subordinated loan commitment with Natixis CP was terminated.

*******

# Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2011

Natixis Securities North America Inc.
9 West 57th Street
New York, NY 10019

In planning and performing our audit of the financial statements of Natixis Securities North America Inc. (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United State of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide the management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com



# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Natixis Securities North America Inc.
9 West 57th St.
New York, NY 10019

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Natixis Securities North America Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting that the total revenue amount reported in Form SIPC-7 was $4.0 million greater than the total revenue in the audited Form X-17A-5. Management has represented to us that the difference primarily relates to interest revenue and expense on intercompany loans and deposits that are reported gross in the Financial and Operational Combined Uniform Single report.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2011

**SIPC-7**

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended Dec. 31st, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7**

(33-REV 7/10)

### TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043912 FINRA DEC
NATIXIS SECURITIES NORTH AMERICA INC 7*7
ATTN LOUIS PINTO
9 W 57TH ST 36TH FL
NEW YORK NY 10019-2701

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Desmond Kenneally (212) 698-3309

| | | |
|---|---|---|
| 2. A. | General Assessment (item 2e from page 2) | $ 23,884 |
| B. | Less payment made with SIPC-6 filed (exclude interest) 7/22/10 Date Paid | ( 235 ) |
| C. | Less prior overpayment applied | ( - ) |
| D. | Assessment balance due or (overpayment) | 23,649 |
| E. | Interest computed on late payment (see instruction E) for ______ days at 20% per annum | |
| F. | Total assessment balance and interest due (or overpayment carried forward) | $ 23,649 |
| G. | PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ 23,649 |
| H. | Overpayment carried forward | $( ) |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Natixis Securities North America Inc.
(Name of Corporation, Partnership or other organization)

Desmond Kenneally
(Authorized Signature)

Director
(Title)

Dated the 28TH day of Feb., 20 11.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 62,452,292

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ 1,678,411

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 51,220,447

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –

Enter the greater of line (i) or (ii) 51,220,447

Total deductions 52,898,858

2d. SIPC Net Operating Revenues $ 9,553,434

2e. General Assessment @ .0025 $ 23,884

(to page 1, line 2.A.)